SEC
Mail Processing
Section

FEB 25 2008

Washington, DC
101

SECURIT 08031005 N

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SEC FILE NUMBER
8- 48645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FB Equity Sales Corporation of Michigan

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 West Saginaw Highway
(No. and Street)

Lansing	Michigan	48917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory T. Fleet (517) 323-7000 Ext. 2554
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner, Costerisan & Ellis, P.C.
(Name – *if individual, state last, first, middle name*)

544 Cherbourg Drive Suite 200	Lansing	Michigan	48917
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1A AB 3/21

OATH OR AFFIRMATION

I, Steven R. Rock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FB Equity Sales Corporation of Michigan, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

CATHERINE ROWELL
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF CLINTON
My Commission Expires Mar. 22, 2012
Acting in the County of ~~______~~ Eaton

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
Form X-17 A-5, Part III, Facing page	1A
Affirmation of officers	1B
Independent auditors' report	2
Financial statements	
Statements of financial condition	3
Statements of net loss	4
Statements of changes in stockholder's equity	5
Statements of cash flows	6
Notes to financial statements	7 - 9
Supplementary information	
Schedule I - Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and reconciliation with company's computation	10
Report on internal control required by SEC rule 17a-5	11 - 13

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
FB Equity Sales Corporation of Michigan
Lansing, Michigan

February 8, 2008

We have audited the accompanying statements of financial condition of FB Equity Sales Corporation of Michigan as of December 31, 2007 and 2006, and the related statements of net loss, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FB Equity Sales Corporation of Michigan as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner, Costerisan & Ellis, P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

FB EQUITY SALES CORPORATION OF MICHIGAN

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2007 AND 2006

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 271,468	$ 101,734
Commissions receivable	12,381	7,119
Related party receivable	26,243	16,892
Other receivables	4,267	3,356
Prepaid insurance	10,493	10,032
Deferred income tax	11,142	-
TOTAL ASSETS	$ 335,994	$ 139,133
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payable to related party	$ 42,944	$ 24,517
Commissions payable	5,977	6,907
Total liabilities	48,921	31,424
Stockholder's equity:		
Common stock, no par value, authorized 60,000 shares 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	590,000	340,000
Deficit	(312,927)	(242,291)
Total stockholder's equity	287,073	107,709
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 335,994	$ 139,133

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
Commissions	$ 155,596	$ 162,203
FINRA refund	35,000	
Other revenue	4,000	-
Interest	13,544	3,992
Total revenues	208,140	166,195
EXPENSES:		
Commissions	75,755	80,200
Salaries and employee related costs	147,187	84,813
Administrative costs	93,219	33,300
Total expenses	316,161	198,313
Loss before income tax benefit	(108,021)	(32,118)
INCOME TAX BENEFIT	37,385	11,263
NET LOSS	$ (70,636)	$ (20,855)

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common stock	Additional paid-in capital	Deficit	Total
BALANCE, January 1, 2006	$ 10,000	$ 340,000	$ (221,436)	$ 128,564
ADD (DEDUCT):				
Additional paid-in capital				-
Net loss			(20,855)	(20,855)
BALANCE, December 31, 2006	10,000	340,000	(242,291)	107,709
ADD (DEDUCT):				
Additional paid-in capital		250,000		250,000
Net loss			(70,636)	(70,636)
BALANCE, December 31, 2007	$ 10,000	$ 590,000	$ (312,927)	$ 287,073

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (70,636)	$ (20,855)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Commissions receivable	(5,262)	(930)
Related party receivable	(9,351)	(11,263)
Other receivables	(911)	(1,421)
Prepaid insurance	(461)	(1,412)
Deferred income tax	(11,142)	-
Payable to related party	18,427	411
Commissions payable	(930)	3,388
Total adjustments	(9,630)	(11,227)
Net cash used by operating activities	(80,266)	(32,082)
Cash flow from financing activities:		
Capital contributions	250,000	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	169,734	(32,082)
CASH AND CASH EQUIVALENTS:		
Beginning of year	101,734	133,816
End of year	$ 271,468	$ 101,734

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade-by-trade basis and normally is settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

FB Equity Sales Corporation of Michigan (the "Company") is a wholly owned subsidiary of Michigan Farm Bureau Financial Corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has entered into a "restrictive agreement" with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables.

The Company deposits its cash with high-credit-quality financial institutions and money market funds. Although cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also considered subject to minimal risk.

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities, life insurance, and mutual funds. The Company's customers are located primarily in the State of Michigan. Approximately 80% in 2007 and 80% in 2006 of commission revenue is from two different companies, each with a greater than 10% portion of total commissions.

NOTE 3 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Income tax expense is allocated under a formal allocation agreement at the statutory rate of 35%. Amounts related to losses or credits are also allocated. Amounts due from the parent company for income taxes amounted to $26,243 and $16,892 at December 31, 2007 and 2006, respectively.

The provision for income tax expense at December 31 consists of the following:

	2007	2006
Current	$ 26,243	$ 11,263
Deferred	11,142	-
Provision for income tax expense	$ 37,385	$ 11,263

Deferred taxes of $11,142 arise from temporary differences resulting from program startup expenses of $31,834 deferred for tax purposes.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into agreements with Farm Bureau Mutual Insurance Company of Michigan and Farm Bureau Life Insurance Company of Michigan, related companies, to allocate expenses related to executive support, office space and equipment, and administrative and clerical support based on actual costs. The total amount of expense allocation to the Company amounted to approximately $223,000 and $105,000 for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007 and December 31, 2006, the amounts due to the related parties were $40,236 and $24,517, respectively. Also see Note 3.

NOTE 5 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

FB Equity Sales Corporation of Michigan received approximately $16,800 from Farm Bureau Life Insurance Company of Michigan for federal income tax refund during the period ending December 31, 2007.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had regulatory net capital of $222,255 and a minimum regulatory net capital requirement of $5,000. The regulatory net capital ratio of the Company was .22 to 1.

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION WITH COMPANY'S COMPUTATION
AS OF DECEMBER 31, 2007 AND 2006

NET CAPITAL		
Total stockholder's equity		$ 287,073
Deductions and/or charges:		
Non-allowable assets:		
Other receivables	$ 4,267	
12(b)1 trail receivables	7,553	
Prepaid insurance	10,493	
Deferred income tax	11,142	
Related party receivable	26,243	59,698
Net capital before haircuts on securities positions:		227,375
Haircuts on securities (computed on money market funds included in cash and cash equivalents)		5,120
Net capital		$ 222,255
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts and commissions payable		$ 48,921
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness of 6 2/3 percent of $48,921 or $5,000 if greater)		$ 5,000
Excess net capital		$ 217,255
Ratio: Aggregate indebtedness to net capital		.22:1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report as of the same date.

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
FB Equity Sales Corporation of Michigan
Lansing, Michigan

February 8, 2008

In planning and performing our audit of the financial statements and supplemental schedule of FB Equity Sales Corporation of Michigan (the Company), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Board of Directors
FB Equity Sales Corporation of Michigan

February 8, 2008

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maner, Costerisan & Ellis, P.C.

Certified Public Accountants

Maner,
Costerisan
& Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

February 8, 2008

To the Audit Committee
FB Equity Sales Corporation of Michigan
Lansing, Michigan

We have audited the financial statements of FB Equity Sales Corporation of Michigan for the year ended December 31, 2007, and have issued our report thereon dated February 8, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Auditing Standards Generally Accepted in the United States of America

As stated in our engagement letter dated January 8, 2008, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on January 16, 2008.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by FB Equity Sales Corporation of Michigan are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2007. We noted no transactions entered into by FB Equity Sales Corporation of Michigan during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was Management's estimates were used in determining the allowance for doubtful accounts and the allocation of expenses from Farm Bureau Life Company. We evaluated the key factors and assumptions used to develop the estimated amounts in determining that it is reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 8, 2008.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Audit Committee, Board of Directors and management of FB Equity Sales Corporation of Michigan and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Maner, Costerisan & Ellis, P.C.

END